UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS

DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2009	December 31, 2008

PLAN ASSETS AND LIABILITIES

Total Plan Assets	$8,178,879	$7,017,154

Total Plan Liabilities	730	46,233

Net Assets Available for Benefits at Fair Value	8,178,149	6,970,921

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(23,533)	106,172

Net Plan Assets	$8,154,616	$7,077,093

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2009
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$302,089
Employer contributions	126,755

Total contributions	428,844

Investment income:
Interest	15,950
Dividends	148,404
Net appreciation in fair value of investments	572,302
Income from Master Trust	384,351

Total investment income	1,121,007

Total additions	1,549,851

DEDUCTIONS:
Benefits paid to participants	464,066
Administrative expenses	8,262

Total deductions	472,328

NET INCREASE IN NET ASSETS	1,077,523

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,077,093

End of year	$8,154,616

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2009
SPECIFIC ASSETS

Employer Securities	$2,611,475

Participant Loans	$197,842

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 24, 2010	/s/ Steven A. Rogers
Steven A. Rogers
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee

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